Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX:SLW
October, 5, 2015	NYSE:SLW

SILVER WHEATON TO RELEASE 2015 THIRD QUARTER

RESULTS ON NOVEMBER 3, 2015

Vancouver, British Columbia – Silver Wheaton Corp. (TSX:SLW) (NYSE:SLW) will release 2015 third quarter results on Tuesday, November 3, 2015, after market close.

A conference call will be held Wednesday, November 4, 2015, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US: 888-231-8191

Dial from outside Canada or the US: 647-427-7450
Pass code: 54718941

Live audio webcast: www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until November 11th, 2015 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US: 855-859-2056

Dial from outside Canada or the US: 416-849-0833
Pass code: 54718941

Archived audio webcast: www.silverwheaton.com

For further information, please contact:

Patrick Drouin

Senior Vice President, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com